EXHIBIT 99.1

News Release dated April 29, 2015, Suncor Energy reports first quarter 2015 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2015 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (cash flow from operations, operating earnings, Oil Sands cash operating costs and free cash flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations, production and cash operating costs exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (April 29, 2015) – “Suncor’s ability to generate solid cash flow during the first quarter of 2015 demonstrates the strength of our integrated model and spending discipline in the current crude price environment,” said Steve Williams, president and chief executive officer. “We produced sufficient cash flow during the quarter to fully fund our sustaining capital and dividend, in addition to funding well over half of our growth capital.”

•                  Cash flow from operations of $1.475 billion ($1.02 per common share).

•                  Operating earnings of $175 million ($0.12 per common share) and net loss of $341 million ($0.24 per common share).

•                  Strong Refining and Marketing operating earnings of $492 million, in the current pricing environment, demonstrated the value of Suncor’s integrated model.

•                  Strong reliability contributed to record Oil Sands operations production of 440,400 barrels per day (bbls/d) and record synthetic crude oil (SCO) production of 346,500 bbls/d.

•                  Achieved a 20% reduction to cash operating costs per barrel in Oil Sands operations to $28.40 for the quarter, versus the prior year quarter, due to increased production and lower costs, driven by declining natural gas prices, the company’s cost reduction initiatives announced in early 2015 and minimal maintenance activities.

•                  Suncor expects that the previously announced $600 million to $800 million in operating budget reductions will be substantially realized in 2015, ahead of the projected two-year period.

•                  Fort Hills and Hebron growth projects on schedule to commence production in late 2017.

Financial Results

Suncor Energy Inc. recorded first quarter 2015 operating earnings of $175 million ($0.12 per common share) and cash flow from operations of $1.475 billion ($1.02 per common share), compared to $1.793 billion ($1.22 per common share) and $2.880 billion ($1.96 per common share), respectively, in the prior year quarter, reflecting the lower crude oil price environment. Highlights of the first quarter included record Oil Sands operations production, higher Exploration and Production (E&P) production,

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and strong refinery utilization. For the twelve months ended March 31, 2015, free cash flow decreased to $856 million, compared to $3.226 billion for the twelve months ended March 31, 2014.

A net loss of $341 million ($0.24 per common share) was recorded in the first quarter of 2015, compared with net earnings of $1.485 billion ($1.01 per common share) for the prior year quarter. The net loss for the first quarter of 2015 was impacted by the same factors that influenced operating earnings described above and also included the impact of an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $940 million, compared to an after-tax foreign exchange loss of $308 million in the prior year quarter. In addition, during the first quarter of 2015, the United Kingdom (U.K.) government enacted a decrease in the tax rate on oil and gas profits in the North Sea that decreased the rate on Suncor’s earnings in the U.K. from 62% to 50%. As a result, the company revalued its deferred income tax balances, resulting in a deferred tax recovery of $406 million. The net loss in the first quarter of 2015 was also impacted by proceeds from a Terra Nova after-tax insurance claim of $75 million and after-tax restructuring costs of $57 million related to the previously announced cost reduction initiatives.

Operating Results

Suncor’s total upstream production was 602,400 barrels of oil equivalent per day (boe/d) in the first quarter of 2015, compared with 545,300 boe/d in the prior year quarter, due to minimal planned maintenance activities and strong reliability in both Oil Sands operations and E&P.

Oil Sands operations production was 440,400 bbls/d in the first quarter of 2015, compared to 389,300 bbls/d in the prior year quarter, primarily due to minimal maintenance activities in the first quarter of 2015. Production highlights included 346,500 bbls/d of SCO due to strong upgrader reliability, and record production of 188,700 bbls/d at Firebag. Oil Sands operations production in the second quarter of 2015 is expected to decrease slightly as a result of planned coker maintenance.

Cash operating costs per barrel for Oil Sands operations decreased in the first quarter of 2015 to an average of $28.40 per barrel (bbl), compared to $35.60/bbl in the prior year quarter, due to increased production and lower costs as a result of lower natural gas prices, the company’s cost reduction initiatives and minimal maintenance activities.

“Our cost reduction initiatives have taken hold across the company,” said Williams. “These initiatives, combined with record Oil Sands production, have contributed to a 20% reduction in cash operating costs per barrel at Oil Sands operations.”

Suncor’s share of Syncrude production of 35,200 bbls/d in the first quarter of 2015 remained comparable to the prior year quarter production of 35,100 bbls/d.

Production volumes in E&P increased to 126,800 boe/d in the first quarter of 2015, compared to 120,900 boe/d in the prior year quarter, primarily due to the ramp up of production from Golden Eagle and higher production at Terra Nova. Production in Libya continues to be substantially shut-in due to continued political unrest, with the timing of a return to normal operations remaining uncertain.

During the first quarter of 2015, Refining and Marketing completed planned maintenance at the Commerce City refinery. Average refinery utilization remained strong at 95% in the first quarter, compared to 96% in the prior year quarter.

Strategy Update

The company has made significant progress on the cost reduction initiatives announced earlier this year. Suncor expects that the $600 million to $800 million in planned operating budget reductions will be substantially realized in 2015, ahead of the previously projected two-year period. Suncor is also on track to achieve the $1 billion reduction to its 2015 capital budget while maintaining steady progress on the key growth projects already under construction, including Fort Hills and Hebron. The cost reductions have not impacted the company’s continued safety, reliability and environmental performance.

“The Fort Hills project remains on schedule and on budget,” said Williams. “We are starting to see an increase in the labour supply and productivity in the Fort McMurray region.”

Suncor continued to deliver cash returns to shareholders in the first quarter of 2015 through $405 million in dividends ($0.28 per common share).

Oil Sands Operations

The 2015 capital budget in Oil Sands operations will continue to be directed to projects that enhance safety, reliability and environmental performance. Spending in the first quarter was directed towards ongoing well pad development that is expected to maintain existing production levels at Firebag and MacKay River.

Oil Sands Ventures

The Fort Hills mining project is on schedule with construction activities ramping up and detailed engineering moving towards completion. Detailed engineering activities were approximately 75% complete by the end of the first quarter, while construction activities progressed to approximately 25% completion. Key activities during the quarter included procurement of equipment for secondary extraction as well as construction across all areas with administration, maintenance and lodging facilities near completion. The project is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor’s operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter.

Exploration and Production

Golden Eagle production surpassed 11,000 boe/d (net) at the end of the first quarter of 2015. Production will continue to ramp up to its peak production rate of 18,000 boe/d (net) as development drilling progresses in 2015. Construction of the gravity-based structure and topsides at the Hebron project continued in the first quarter of 2015 with first oil expected in late 2017.

Growth capital in East Coast Canada included spending for the advancement of multiple field extension projects that leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields. Drilling activities continued on the South White Rose Extension project with first oil expected in the second quarter of 2015. Growth capital also included spending related to appraisal drilling on the operated Beta prospect in the North Sea.

Operating Earnings Reconciliation(1)

	Three months ended
	March 31
($ millions)	2015	2014
Net (loss) earnings	(341)	1 485
Unrealized foreign exchange loss on U.S. dollar denominated debt	940	308
Impact of income tax rate adjustments on deferred income taxes(2)	(406)	—
Restructuring charges(3)	57	—
Insurance proceeds(4)	(75)	—
Operating earnings(1)	175	1 793

(1)         Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated April 29, 2015 (the “MD&A”).

(2)         Adjustments to the company’s deferred income taxes resulting from a decrease in the U.K. tax rate on oil and gas profits from the North Sea.

(3)         Restructuring charges related to the cost reduction initiatives.

(4)         Business interruption proceeds for insurance on the Terra Nova asset in the E&P segment.

Corporate Guidance

Suncor has updated assumptions provided for in its 2015 corporate guidance, previously issued on January 13, 2015. The following 2015 full year outlook assumptions have been adjusted: Brent at Sullom Voe to US$60/bbl from US$65/bbl, WTI at Cushing to US$54/bbl from US$59/bbl, WCS at Hardisty to US$40/bbl from US$42/bbl, AECO- C Spot to $2.75/GJ from $3.00/GJ, the US$/Cdn$ exchange rate to 0.80 from 0.85, the international tax rate to 45%-50% from 55%-60%, and current income taxes to $700-$1,000 million from $400-$800 million. For further details and advisories regarding Suncor’s 2015 revised corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Cash flow from operations and free cash flow are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.  These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: Suncor’s expectations that the previously announced $600 million to $800 million in operating budget reductions will be substantially realized in 2015, ahead of the projected two-year period; Suncor is on track to achieve the previously announced $1 billion reduction to its 2015 capital budget, while maintaining steady progress on the key growth projects already under construction, including Fort Hills and Hebron; Suncor’s growth projects, including: (i) statements around the Fort Hills mining project, which is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor’s operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter; and (ii) statements around first oil, including Hebron in late 2017 and the South White Rose Extension in the second quarter of 2015; and Suncor’s belief that existing production levels at Firebag and MacKay River will be maintained due to ongoing well pad development and that Golden Eagle will ramp up to a peak production rate of approximately 18,000 boe/d (net) during 2015.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated April 29, 2015 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 26, 2015, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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A full copy of Suncor’s first quarter 2015 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s first quarter results, visit suncor.com/webcasts.

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